January 22, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-7010

Re:	Athenex, Inc.
Registration Statement on Form S-1
Filed January 22, 2018
File No. 333-222640

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Athenex, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on January 24, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we, as the representatives of the several underwriters, expect to distribute approximately 750 copies of the preliminary prospectus to be dated January 22, 2018 to underwriters, dealers, institutions and others.

We, the undersigned, as the representative of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

(signature page follows)

Very truly yours,

DEUTSCHE BANK SECURITIES INC.

As representative of the several underwriters

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Jennifer Sheng
Name:	Jennifer Sheng
Title:	Managing Director

By:	/s/ Ben Darsney
Name:	Ben Darsney
Title:	Director

RBC CAPITAL MARKETS, LLC

As representative of the several underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name:	Jennifer Caruso
Title:	Managing Director

By:	/s/ Jason Levitz
Name:	Jason Levitz
Title:	Managing Director

(Signature Page to Acceleration Request Letter)